Filer: Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabrice Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE

Investor Relations Contact:                      Media Relations Contact:
Fabrice Klein                                    Carey Parker
404-260-2537                                     404-260-2608
fklein@interland.com                             cparker@interland.com
--------------------                             ---------------------


                 INTERLAND OFFERS E-MAIL MARKETING TO RESELLERS
                   ATLANTA--(BUSINESS WIRE)--MARCH 18, 2003--

            Special Offer from Interland and Roving Software Provides
              Channel Partners an Opportunity for Increased Revenue
                              and Customer Loyalty


Interland (Nasdaq:INLD), the leading provider of business-class Web hosting services for small and medium businesses, today announced that it is offering the Constant Contact(R) opt-in e-mail marketing solution from Roving Software to its resellers at a significant discount.

Constant Contact enables businesses to easily create and send professional HTML e-mail newsletters, promotions, announcements and more to customers or prospects. Interland's resellers, including consultants, Web developers, VARs and solution providers, can now expand their product catalog by offering Constant Contact to their small- and mid-sized clients. Resellers are also able to wrap additional services around this product, including e-mail marketing consulting, strategy, branding, creative design, content development and results analysis.

"Offering our resellers products and services like Constant Contact is one of the many ways Interland helps its resellers grow their businesses," said Tiffani Bova, vice president of channel sales and marketing and general manager of shared hosting at Interland.
"Their success and growth is a key component of the long-term strategy here at Interland."

As a demonstration of the company's commitment to helping channel partners grow their businesses and augment their offerings, Interland, for a limited time, has waived the $1,500 annual fee for the Constant Contact service for resellers who sign up for Roving's reseller program. Additional benefits Interland resellers will receive include a free Constant Contact account for their own marketing use.

"E-mail marketing is a critical component of any business' marketing strategy," said Randy Kempenich, president of Kemteck, Inc., an Interland reseller who has already taken advantage of the Constant Contact program. "Kemteck's partnership with Roving has allowed us to add e-mail marketing-related functions to our list of value-added services to our customers, thereby increasing business for our company."

"We are pleased to offer Interland resellers an additional source of revenue using Constant Contact," said Gail Goodman, CEO, Roving Software. "This partnership is a great fit, and we are excited to be working with Interland to promote Constant Contact to their reseller base."

For  more  information  about  Interland's   reseller  programs,   please  visit
www.interland.com/about/programs.

About Interland

Interland, Inc. (Nasdaq:INLD) is the leading provider of business-class Web hosting services for small and medium businesses, offering a broad portfolio of standardized Web hosting, e-commerce and application hosting solutions, from basic Web sites to managed dedicated hosting. More information about Interland can be found at www.interland.com.

About Roving Software

Roving is the leading provider of Do-It-Yourself E-mail Marketing(TM) products and services to small and medium businesses. Constant Contact(R), Roving's Web-based e-mail marketing solution, enables businesses to easily create and send professional HTML e-mail newsletters, promotions, announcements and more with no technical expertise required. It is affordable, easy-to-use and includes a free 60-day trial. Constant Contact is available through a wide variety of partners, such as office supply retailers, small business portals, Web affiliates and Web site development software and services companies including Amazon.com, Intuit, Inc., MasterCard, and Staples.com. For more information, call 781-444-6160, e-mail sales@roving.com or visit www.roving.com.

About Kemteck

Kemteck is an Internet business development company, focusing on Internet solutions for small to medium-sized businesses in the areas of creative web design, marketing, communications and business development. Kemteck offers solutions that are reliable, state of the art, efficient, highly productive and simple to use. Kemteck's slogan is "Web Sites Designed for Profits" and they mean it! More information about Kemteck can be found at www.kemteck.com.

Forward-looking Statements

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: our belief that we are executing on new opportunities targeted to raise our original savings targets for the fourth quarter and the amount of these savings; how far we have progressed in our strategic plan for our business; our ability to achieve our targeted operating budget for our fourth fiscal quarter; our belief that we can cut an additional $1 million from quarterly operating costs; our belief that additional expenditures will result in $4 million of additional recurring annual expense reductions and our belief that we will begin to realize these reductions in the fourth quarter; our belief that Interland's annualized operating expenses, other than depreciation and amortization, are expected to be some $25 million less than they were in the first quarter of fiscal 2003; our allocation of $1.5 million to our mass-market growth strategy in the third quarter; our belief that fourth quarter expenditures for our mass-market growth strategy will be between $1 million and $1.5 million; our expectation that the Company will virtually complete its integration initiative in the third quarter with all but $0.2 million of remaining budgeted integration costs to be incurred in that quarter; our expectation that the Hostcentric acquisition will be accretive; our expectation about the amount of our operating loss and depreciation and amortization expenses in the third quarter; our expectation about the amount of operating losses, depreciation and amortization expenses and mass-marketing expenses in the fourth quarter; our forecasted capital spending in the third quarter; our forecast of capital expenditures in the fourth quarter; our forecast for Company cash, investments and restricted investments by the end of the fiscal year; and other statements concerning matters that are not historical facts. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies, the ability to operate within budgeted expense, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability to achieve annualized cost savings through planned integration programs, the ability of the company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses and customer churn in general, customer acceptance of new products and services, the retention of key employees, investments in new business opportunities, higher than expected costs of litigation, the possible impairment of goodwill and the impact of liabilities that could carry over from Micron Electronics' discontinued operations. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, and its proxy statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company does not undertake to update its forward-looking statements.


CONTACT: Independent Marketing
Brian Kovalesky, 626/432-4594 x114
brian@independentmktg.com



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